THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

THIS DOCUMENT IS SENT BY GKN PLC TO ITS SHAREHOLDERS IN COMPLIANCE WITH RULE 32.6 OF THE CITY CODE ON TAKEOVERS AND MERGERS (THE “CITY CODE”). PART A OF THIS DOCUMENT COMPRISES GKN PLC’S ANNOUNCEMENT ENTITLED “REJECTION OF MELROSE’S REVISED AND FINAL OFFER” DATED 12 MARCH 2018. PART B OF THIS DOCUMENT CONTAINS CERTAIN INFORMATION GKN IS REQUIRED BY THE CITY CODE TO SEND TO ITS SHAREHOLDERS.

GKN plc

Shareholder circular in response to the revised and
final offer by

Melrose Industries PLC for
GKN plc

THIS DOCUMENT INCLUDES THE APPENDIX TO PART B. UNLESS OTHERWISE STATED, THE WORDS AND PHRASES USED IN THIS DOCUMENT SHALL HAVE THE MEANINGS GIVEN TO THEM IN THE APPENDIX TO PART B. IF YOU ARE IN ANY DOUBT ABOUT THE CONTENTS OF THIS DOCUMENT OR THE ACTION YOU SHOULD TAKE, YOU SHOULD IMMEDIATELY SEEK YOUR OWN PROFESSIONAL ADVICE FROM YOUR STOCKBROKER, SOLICITOR, ACCOUNTANT OR OTHER APPROPRIATELY QUALIFIED INDEPENDENT FINANCIAL ADVISER AUTHORISED UNDER FSMA IF YOU ARE TAKING ADVICE IN THE UK OR, IF YOU ARE TAKING ADVICE IN A TERRITORY OUTSIDE OF THE UK, FROM AN APPROPRIATELY AUTHORISED INDEPENDENT FINANCIAL ADVISER. ALL GKN SHAREHOLDERS ARE ADVISED TO CONSULT THEIR PROFESSIONAL ADVISERS REGARDING THEIR OWN TAX POSITION.

NO OFFER OR SOLICITATION This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
If you have sold or otherwise transferred all of your GKN Shares (other than pursuant to the Offer), you should at once forward this document to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. This document should not, however, be forwarded or transmitted in, into or from any jurisdiction where to do so would constitute a breach of the relevant laws in such jurisdiction. If you have sold or transferred part only of your holding you should retain this document and contact your stockbroker, bank or other agent through which the sale or transfer was effected immediately.
Gleacher Shacklock LLP (“Gleacher Shacklock”), which is authorised and regulated by the FCA in the UK, is acting exclusively as joint financial adviser to the Company and no one else in connection with the Offer and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Gleacher Shacklock or for providing advice in connection with the Offer or any other matter referred to in this document.
J.P. Morgan Securities plc, which conducts its UK investment banking business as J.P. Morgan Cazenove (“J.P. Morgan Cazenove”), is authorised in the UK by the PRA and regulated in the UK by the PRA and FCA. J.P. Morgan Cazenove is acting as joint financial adviser exclusively for the Company and no one else in connection with the Offer and will not regard any other person as its client in relation to the Offer or any other matter referred to in this document and will not be responsible to anyone other than the Company for providing the protections afforded to clients of J.P. Morgan Cazenove or its affiliates, nor for providing advice in relation to the Offer or any other matter referred to herein.
UBS Limited (“UBS”) is authorised by the PRA and regulated by the FCA and the PRA in the UK. UBS is acting as financial adviser to the Company and no one else for the purpose of the consideration of the Offer and will not be responsible to anyone other than the Company for providing the protections offered to clients of UBS nor for providing advice in relation to the Offer.
The release, publication or distribution of this document in, into or from jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes who are not resident in the UK should inform themselves about, and observe, any applicable restrictions. GKN Shareholders who are in any doubt regarding such matters should consult an appropriate independent adviser in the relevant jurisdiction without delay. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction.
Under the terms of the Offer, if you are a US holder of GKN Shares, you may not be permitted to accept the Offer.
This document has been prepared for the purposes of complying with the City Code and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws or regulatory requirements of jurisdictions outside the UK. The statements contained in this document are not to be construed as legal, business, financial or tax advice.
CAUTIONARY STATEMENT This document contains forward looking statements which are made in good faith based on the information available at the time of its publication. The forward-looking statements contained in this document may include statements about the expected effects of the Proposed Transaction, the anticipated timing and benefits of the Proposed Transaction, GKN’s and Dana’s anticipated standalone financial results and all other statements in this document other than statements of historical facts. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “positioned,” “strategy,” “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. It is believed that the expectations reflected in these statements are reasonable but they are based upon a number of assumptions that are subject to change and they may be affected by a number of risks and uncertainties that are inherent in any forward looking statement which could cause actual results to differ materially from those currently anticipated. Such risks, uncertainties and assumptions include: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the satisfaction of the conditions to the Proposed Transaction and other risks related to the completion of the Proposed Transaction and actions related thereto; GKN’s and Dana’s ability to complete the Proposed Transaction on the anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Proposed Transaction; the ability of the parties to integrate successfully GKN Driveline with the business of Dana following the consummation of the Proposed Transaction and to realise the anticipated synergies (including any anticipated tax synergies) and other benefits expected from the Proposed Transaction; the effects of government regulation on GKN’s or Dana’s businesses; the risk that disruptions from the Proposed Transaction will harm GKN’s or Dana’s business; the effect of the announcement of the Proposed Transaction on the ability of GKN and Dana to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; potential litigation in connection with the Proposed Transaction; and other factors detailed in GKN’s Annual Report and Accounts 2016 and Dana’s reports filed with the SEC, including its Annual Report on Form 10-K under the caption “Risk Factors”. Nothing in this document should be regarded as a profit forecast. Forward-looking statements included herein are made as of the date hereof, and none of GKN, Dana or the Combined Group undertakes, and each expressly disclaims, any obligation to update publicly such statements to reflect subsequent events or circumstances.
This document contains statements that do not relate to the Proposed Transaction that are or may be forward-looking with respect to the financial condition, results of operations and businesses and achievements of the Company. These statements can be identified by the use of forward-looking terminology such as “believe”, “anticipate”, “expect”, “prospect”, “estimated”, “should”, “may” or the negative thereof, or other variations thereof, or comparable terminology indicating expectations or beliefs concerning future events. These forward-looking statements include risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors which could or may cause actual results, achievements or developments to differ materially from those expressed or implied by such forward-looking statements. The Company assumes no obligation to update or correct the information contained in this document, whether as a result of new information, future events or otherwise, except to the extent required by law or regulation.
ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication may be deemed to be solicitation material in respect of the Proposed Transaction. The Proposed Transaction will be submitted to a vote of Dana’s stockholders and a vote of GKN’s shareholders. In connection with the Proposed Transaction, it is intended that the Combined Group will file with the SEC a registration statement on Form S-4, containing a prospectus with respect to the Combined Group’s ordinary shares to be issued in the Proposed Transaction (the “Prospectus”) and a proxy statement for Dana’s stockholders (the “Proxy Statement”), and Dana will mail the Proxy Statement to its stockholders and file other documents regarding the Proposed Transaction with the SEC. Further, in connection with the Proposed Transaction, it is intended that GKN will mail a circular to its shareholders (the “Circular”) containing further details in relation to the Proposed Transaction and notice of the general meeting. DANA’S SECURITYHOLDERS AND GKN’S SHAREHOLDERS ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS AND THE PROXY STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, THE PROPOSED TRANSACTION AND THE COMBINED GROUP. Investors will be able to obtain copies of the Prospectus and the Proxy Statement as well as other filings containing information about Dana, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by GKN will be made available free of charge on GKN’s Investor Relations Website. Copies of documents filed with the SEC by Dana or the Combined Group will be made available free of charge on Dana’s Investor Relations Website.
PARTICIPANTS IN THE SOLICITATION GKN and its directors and executive officers, and Dana and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Dana common stock in respect to the Proposed Transaction. Information about the directors and executive officers of GKN is set forth in GKN’s Annual Report and Accounts 2016. Information about the directors and executive officers of Dana is set forth in the definitive proxy statement for Dana’s 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2017. Investors may obtain additional information regarding the interests of such participants by reading each of the Prospectus, the Proxy Statement and Circular regarding the Proposed Transaction when it becomes available.
The statements contained in this document are made as at the date of this document, unless some other time is specified in relation to them, and publication of this document shall not give rise to any implication that there has been no change in the facts set out in this document since such date.
Unless expressly stated to the contrary in this document, no statement in this document is intended as a profit forecast or estimate for any period and no statement in this document should be interpreted to mean that earnings for the Company or earnings per GKN Share, as appropriate, for the current or further financial years would necessarily match or exceed the historical published earnings for the Company per GKN Share.
Certain figures included in this document have been subject to rounding adjustments.
Under Rule 8.3(a) of the City Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.
Under Rule 8.3(b) of the City Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.
If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.
Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).
Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.
A copy of this document is and will be available free of charge, subject to certain restrictions relating to persons in any jurisdiction where release, publication or distribution of this document would constitute a violation of the securities laws of such jurisdiction, for inspection on the Company’s website at www.gkn.com while the Offer remains open for acceptance.
You may request a copy of this document and any information incorporated into it by reference to another source in hard copy form by writing to PO BOX 55, Ipsley House, Ipsley Church Lane, Redditch, Worcestershire, B98 0TL or by contacting the Company Secretary at company.secretarial@gkn.com or on +44 (0)1527 517715 during normal business hours. Your request should specify your name and your postal address. A hard copy of this document will not be sent to you unless you so request it.
You may also request that all future documents, announcements and information sent to you in relation to a possible offer for the entire issued and to be issued share capital of the Company should be sent to you in hard copy form, again by writing to the postal or email addresses set out above or by calling the telephone number above. Your request should specify your name and your postal address.
Please be aware that addresses, electronic addresses and certain information provided by GKN Shareholders, persons with information rights and other relevant persons for the receipt of communications from the Company may have been or may be provided to Melrose during the Offer Period as required under Section 4 of Appendix 4 of the City Code.
If you are a GKN Shareholder, by now you should have received the Revised Offer Document from Melrose containing details of the Revised Offer. Copies of certain announcements and documents relating to the Offer may be viewed on the Melrose website at www.melroseplc.net.

Part A

GKN Response to Revised Offer Announcement dated 12 March 2018

LEI: 213800QNZ22GS950SW84

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

12 March 2018

GKN plc (“GKN”)

Rejection of Melrose’s Revised and Final Offer

Earlier today, Melrose Industries PLC (“Melrose”) announced revised terms of its offer to acquire the entire issued and to be issued share capital of GKN, consisting of 1.69 new Melrose shares and 81 pence in cash per GKN share (the “Revised Offer”).

The value in GKN

The Board believes that Melrose’s Revised Offer continues to fundamentally undervalue GKN as it:

•
does not reflect the value of GKN’s world class Aerospace business including the implementation of Project Boost and the creation of a standalone company, which GKN expects will lead to a positive re-rating in line with peers;

•
does not reflect the benefits of combining GKN Driveline and Dana Incorporated (“Dana”), which brings together two highly complementary businesses with considerable synergies to create a global leader in driveline. GKN shareholders will own 47.25% of this new combined company and GKN will receive cash proceeds, net of pension transfers, of E1.2bn. The Board believes that this combination, which values GKN Driveline at $6.2bn and represents a 2017 EV / EBITDA multiple of 7.6x, is on highly attractive terms for GKN shareholders;

•	does not reflect the return of up to £2.5bn in cash to GKN’s shareholders over the next three years, a significant part of which is expected to come in the next 12 to 18 months; and

•	does not reflect an illustrative trading sum-of-the-parts value of GKN as presented in GKN’s second response circular, which illustrates a value of over 500 pence’ per GKN share.

GKN has today posted its second response circular to shareholders, which is available at www.gkn.com. Although published at the same time as Melrose announced its Revised Offer, this circular addresses many of the inaccuracies contained in Melrose’s announcement today, so they are not repeated here. GKN would however highlight the following principal points below.

Melrose’s Revised Offer is not 467 pence per share, it is actually 445.5 pence per share

Melrose is including GKN’s announced dividend in its offer
In its Revised Offer, Melrose stated that GKN shareholders on the register on 6 April 2018 would be entitled to receive GKN’s final proposed dividend of 6.2 pence per GKN share (the “GKN Final Dividend”). The GKN Final Dividend announced by the GKN Board on 27 February 2018, relates to GKN’s financial results for the year ended 31 December 2017, has already been earned by GKN’s shareholders. Subject to shareholder consent, it will be paid in May 2018 as usual.

Excluding the value of the GKN Final Dividend, Melrose’s Revised Offer is 460.7 pence per GKN share, based on Melrose’s closing price of 224.7 pence per share on 9 March 2018, not 467 pence as Melrose claims.

As of noon today the Revised Offer was worth only 445.5 pence per share
Furthermore, it is notable that the closing price per Melrose share on 9 March 2018 represented an increase of 4% on the closing price the previous day. Melrose’s share price has since fallen back and at 12:00 today was 215.7 pence per share.

Taking both these points together the Revised Offer actually values GKN at 445.5 pence per share.

GKN’s world class Aerospace business

On the basis of Melrose’s Revised Offer of 445.5 pence per share and the assumptions for the values of Driveline, Powder Metallurgy and other non-Aerospace adjustments included in GKN’s illustrative trading sum of the parts valuation1 in the second response circular, the implied value of Melrose’s offer for GKN Aerospace is equivalent to a multiple of only 9.6x 2017 EV / EBITDA. This excludes any of the benefit of the increase in the core Aerospace trading margin from 10.3% in 2017 to at least 14% in 20202, as targeted by Project Boost. In addition, this multiple is significantly below the average EV / EBITDA multiple for a range of precedent Aerospace transactions of 13.6x as set out in GKN’s first response circular published on 15 February 2018.

Since announcing an intention to separate its Aerospace and Driveline businesses, GKN has received a number of approaches for GKN Aerospace at values significantly above what it believes is reflected in GKN’s share price today. GKN has chosen not to proceed with any of these approaches in order to focus on the opportunities presented by the Project Boost improvement plan, the RRSP (revenue and risk sharing partnership) portfolio and a positive re-rating for GKN Aerospace. The Board is committed to creating an even more valuable Aerospace business.

Highly complementary combination of GKN Driveline and Dana

Contrary to Melrose’s claims, the proposed combination of GKN Driveline and Dana (the “Proposed Transaction”) is a natural acceleration of GKN’s strategy to separate its Driveline and Aerospace businesses. It brings together two highly complementary businesses, with significant synergies, and creates a global leader in vehicle drive systems across all three mobility markets — light vehicle, commercial vehicle and off-highway.

GKN’s discussions with Dana pre-date Melrose’s opportunistic approach. Both parties are fully committed to completing the Proposed Transaction by Q4 2018. The combination of the two businesses is inherently complementary and neither party envisages any significant antitrust issues.

GKN has a Trustee approved plan on pensions

Melrose is misleading GKN shareholders and pensioners
Melrose has made a number of misleading statements regarding GKN Aerospace’s future exposure to pension liabilities.

Unlike Melrose, GKN has agreed a liability reduction and deficit elimination plan with the trustees of GKN’s UK pension schemes. Once implemented, this plan is expected to enable GKN Aerospace to operate with pension schemes that have been right-sized in proportion to its EBITDA and without any UK pension deficit.

The Trustees of the UK pension schemes issued an announcement of their support for this plan on Friday 9 March. GKN can only presume that Melrose missed this so it is repeated below:

“The Trustees believe that their agreement with GKN, which is subject to the offer by Melrose Industries plc lapsing or being withdrawn, provides appropriate mitigation to the schemes in relation to the proposed transaction with Dana and the proposed business disposals.”

In contrast, GKN notes that Melrose has given no further details of its plans or commitments in relation to the GKN pension schemes beyond those set out in its original offer announcement.

GKN Board recommendation

The Board of GKN has considered the Revised Offer together with its financial advisers, Gleacher Shacklock, J.P. Morgan Cazenove and UBS Limited (the “Advisers”), and has unanimously rejected it, having concluded that the Revised Offer fundamentally undervalues the company and its prospects. In providing their financial advice to the Board, the Advisers have taken into account the Board’s commercial assessments. Gleacher Shacklock and UBS Limited are providing independent financial advice to the Board for the purposes of Rule 3 of the City Code.

Mike Turner, Chairman of GKN plc, said:

“The Board believes that Melrose’s Revised Offer continues to fundamentally undervalue GKN and has no hesitation in unanimously rejecting it.

“Shareholders should be aware that Melrose is asking them to accept its acquisition paper at 22x 2017 earnings, in exchange for world class businesses which Melrose’s offer only values at 14x 2017 earnings.

“Melrose is not the right owner of GKN. Its management lacks relevant experience and its short term business model is inappropriate for GKN’s customers and its investors. Winning new business in our markets would be more difficult if customers were uncertain as to the identity of their future long term partners.

“Over the past few weeks, we have demonstrated how much we can achieve for our shareholders. We ask for shareholders’ support as we continue with the transformation of GKN. Give us the opportunity to finish the job. Reject Melrose’s offer”

Notes:

1.
Illustrative valuation on the basis of a number of assumptions that are detailed in the “sources and bases” (Appendix I of GKN’s second response circular). This is not an asset valuation for the purposes of Rule 29 of the City Code on Takeovers and Mergers (the “City Code”).

2.	This statement should not be construed as a profit forecast or interpreted as such.

Contacts:

GKN plc
Guy Stainer, Investor Relations Director
Tel: +44 (0)20 7463 2382

FTI Consulting
Andrew Lorenz / Richard Mountain
Tel: +44 (0)203 727 1340

Gleacher Shacklock (Financial Adviser to GKN plc)
Tim Shacklock, Dominic Lee, Tom Quinn
Tel: +44 (0)20 7484 1150

J.P. Morgan Cazenove (Financial Adviser and Corporate Broker to GKN plc)
Robert Constant, Dwayne Lysaght, Stephen Smith
Tel: +44 (0)20 7742 4000

UBS (Financial Adviser and Corporate Broker to GKN plc)
Hew Glyn Davies, James Robertson, Jonathan Retter
Tel: +44 (0)20 7567 8000

Further information

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this announcement or otherwise.

The distribution of this announcement in jurisdictions outside the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities law of any such jurisdiction.

Gleacher Shacklock LLP (“Gleacher Shacklock”), which is authorised and regulated by the Financial Conduct Authority in the United Kingdom, is acting exclusively as financial adviser to GKN and no one else in connection with the matters set out in this announcement and will not be responsible to anyone other than GKN for providing the protections afforded to clients of Gleacher Shacklock or for providing advice in connection with the subject matter of this announcement or any other matter referred to herein.

J.P. Morgan Securities plc (which conducts its UK investment banking business as J.P. Morgan Cazenove) (“J.P. Morgan Cazenove”) is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. J.P. Morgan Cazenove is acting exclusively as financial adviser to GKN and no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters set out in this announcement and will not be responsible to anyone other than GKN for providing the protections afforded to clients of J.P. Morgan Cazenove or its affiliates, nor for providing advice in relation to any matter referred to herein.

UBS Limited (“UBS”) is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. UBS is acting exclusively as financial adviser to GKN and no one else for the purpose of the consideration of a proposed acquisition by Melrose and will not be responsible to anyone other than GKN for providing the protections offered to clients of UBS nor for providing advice in relation to the subject matter of this announcement or any transaction, arrangement or other matter referred to herein.

No profit forecasts or estimates

No statement in this announcement is intended as a profit forecast or estimate for any period.

In accordance with Rule 27.2(d) of the City Code on Takeovers and Mergers (the “City Code”), the directors of GKN (the “Directors”) confirm that:

•	the estimate for the RRSP derived net cash inflow for the year ended 31 December 2017 (the “Cash Flow Estimate”);

•	the forecast for the RRSP derived net cash inflow for the year ending 31 December 2018 (the “Cash Flow Forecast”); and

•	the forecast for the RRSP derived net cash inflow for the years ending 31 December 2019-2055 (the “Long Run Cash Flow Forecast”),

each of which as set out in the announcement made by GKN entitled “GKN Aerospace: Generating value for decades to come” on 27 February 2018 (the “GKN Aerospace Announcement”), remain valid.

Each of KPMG LLP (“KPMG”), Gleacher Shacklock, J.P. Morgan Cazenove and UBS has also confirmed to GKN that the report that they previously produced in connection with the Cash Flow Estimate and Cash Flow Forecast (as set out in Parts B and C of Appendix 2 to the GKN Aerospace Announcement) continues to apply.

Quantified Financial Benefits Statement

No statement in this announcement is intended as a quantified financial benefits statement.

In accordance with Rule 27.2(d) of the City Code, the Directors confirm that:

•
the quantified financial benefits statement arising in connection with GKN’s new strategy and transformation plan along with its cash improvement initiative as set out in Appendix 2 to the announcement dated 14 February 2018 made by GKN entitled “Moving GKN to world class financial performance” (a copy of which is available on the GKN website) (the “GKN Strategy Announcement”) (together, the “Boost Quantified Financial Benefits Statement”); and

•
the quantified financial benefits statement arising in relation to the anticipated cost synergies, capex synergies, associated one-off costs and phasing of both the synergies and/or one-off costs which may arise from the proposed combination of GKN Driveline and Dana Inc. to create Dana plc as set out in Appendix 3 to the announcement dated 9 March 2018 made by GKN entitled “Proposed Combination of GKN Driveline and Dana” (a copy of which is available on the GKN website) (the “Proposed Combination Announcement”), (together, the “Synergies Quantified Financial Benefits Statement”),

remain valid.

Each of KPMG, Gleacher Shacklock, J.P. Morgan Cazenove and UBS has confirmed to GKN that the report that they previously produced in connection with the Boost Quantified Financial Benefits Statement (as set out in Parts B and C of Appendix 2 to the GKN Strategy Announcement) continues to apply.

Each of KPMG, Gleacher Shacklock and J.P. Morgan Cazenove has confirmed to GKN that the report that they previously produced in connection with the Synergies Quantified Financial Benefits Statement (as set out in Parts B and C of Appendix 3 to the Proposed Combination Announcement) continues to apply.

The Boost Quantified Financial Benefits Statement and the Synergies Quantified Financial Benefits Statement relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies and which may in some cases be subject to consultation with employees or their representatives. The targets, cost savings and efficiency gains referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. For the purposes of Rule 28 of the City Code, the Boost Quantified Financial Benefits Statement and the Synergies Quantified Financial Benefits Statement are the responsibility of GKN and the Directors.

Disclosure requirements of the City Code

Under Rule 8.3(a) of the City Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the City Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Publication on a website

In accordance with Rule 26.1 of the Code, a copy of this announcement will be published on the GKN website (www.gkn.com) by no later than 12 noon on the business day following this announcement. The content of the website referred to in this announcement is not incorporated into and does not form part of this announcement.

Cautionary Statement — other matters

This announcement contains forward looking statements in relation to matters other than the agreement between GKN and Dana on the Proposed Transaction which are made in good faith based on the information available at the time of its approval. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a number of risks and uncertainties that are inherent in any forward looking statement which could cause actual results to differ materially from those currently anticipated.

Cautionary statement — Proposed Transaction

This announcement contains forward looking statements which are made in good faith based on the information available at the time of its publication. The forward-looking statements contained in this announcement may include statements about the expected effects of the Proposed Transaction on GKN, Dana, Dana plc and/or GKN Aerospace, the anticipated timing and benefits of the Proposed Transaction, GKN’s and Dana’s anticipated standalone financial results and all other statements in this document other than statements of historical facts. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “positioned,” “strategy,” “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. It is believed that the expectations reflected in these statements are reasonable but they are based upon a number of assumptions that are subject to change and they may be affected by a number of risks and uncertainties that are inherent in any forward looking statement which could cause actual results to differ materially from those currently anticipated. Such risks, uncertainties and assumptions include: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the satisfaction of the conditions to the Proposed Transaction and other risks related to Completion and actions related thereto; GKN’s and Dana’s ability to complete the Proposed Transaction on the anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Proposed Transaction; the ability of the parties to integrate successfully GKN Driveline with the business of Dana following the consummation of the Proposed Transaction and to realize the anticipated synergies (including any anticipated tax synergies) and other benefits expected from the Proposed Transaction; the effects of government regulation on GKN’s or Dana’s businesses; the risk that disruptions from the Proposed Transaction will harm GKN’s or Dana’s business; the effect of the announcement of the Proposed Transaction on the ability of GKN and Dana to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; potential litigation in connection with the Proposed Transaction; and other factors detailed in GKN’s Annual Report and Accounts 2016 and Dana’s reports filed with the SEC, including its Annual Report on Form 10-K under the caption “Risk Factors”. Nothing in this document should be regarded as a profit forecast. Forward-looking statements included herein are made as of the date hereof, and none of GKN, Dana or Dana plc undertakes, and each expressly disclaims, any obligation to update publicly such statements to reflect subsequent events or circumstances.

No offer or solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional information and where to find it

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. The Proposed Transaction will be submitted to a vote of Dana’s stockholders and a vote of GKN’s shareholders. In connection with the Proposed Transaction, it is intended that Dana plc will file with the SEC a registration statement on Form S-4, containing a prospectus with respect to Dana plc’s ordinary shares to be issued in the Proposed Transaction (the “Prospectus”) and a proxy statement for Dana’s stockholders (the “Proxy Statement”), and Dana will mail the Proxy Statement to its stockholders and file other documents regarding the Proposed Transaction with the SEC. Further, it is intended that GKN will mail a circular to its shareholders (“the Circular”) containing further details in relation to the Proposed Transaction and notice of the general meeting. DANA’S SECURITYHOLDERS AND GKN’S SHAREHOLDERS ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS AND THE PROXY STATEMENT, AND THE CIRCULAR WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, THE PROPOSED TRANSACTION AND DANA PLC. Investors will be able to obtain copies of the Prospectus and the Proxy Statement as well as other filings containing information about Dana, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by GKN will be made available free of charge on GKN’s Investor Relations Website. Copies of documents filed with the SEC by Dana or Dana plc will be made available free of charge on Dana’s Investor Relations Website.

Participants in the solicitation

GKN and its directors and executive officers, and Dana and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Dana common stock in respect to the Proposed Transaction. Information about the directors and executive officers of GKN is set forth in GKN’s Annual Report and Accounts 2016. Information about the directors and executive officers of Dana is set forth in the definitive proxy statement for Dana’s 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2017. Investors may obtain additional information regarding the interests of such participants by reading each of the Prospectus and the Proxy Statement and the Circular regarding the Proposed Transaction when it becomes available.

Appendix

Sources and bases:

1.1	The reference to GKN Driveline being valued at an EV of $6.2bn is based on the closing share price of Dana to close 9 March 2018 and is the sum of the following:

	(A)	the value of the share capital that GKN’s shareholders will receive of $3.620bn;

	(B)	the value of the net cash consideration of $1.634bn; and

	(C)	the value of GKN’s IAS 19 pension deficit (net of deferred tax asset) of $966m (£697m converted as at 9 March 2018) to transfer to Dana plc.

1.2
The reference to the 2017 EV / EBITDA multiple of 7.6x is calculated by dividing the headline consideration for GKN Driveline of £4.5bn ($6.2bn converted as at 9 March 2018) as stated in the GKN Dana Announcement by the associated 2017 EBITDA of £588m.

1.3	The reference to Melrose’s Revised Offer of 467p per GKN share is based on the terms of the Final Offer as set out in Melrose’s announcement on 12 March 2018 and is calculated as the sum of:

	(A)	the share consideration of 379.7p calculated as Melrose’s Closing Price of 224.7p as at 9 March 2018 multiplied by the offer exchange ratio of 1.69;

	(B)	the cash consideration of 81p; and

	(C)	the GKN Final Dividend of 6.2p announced by the GKN Board on 27 February 2018.

1.1	The reference to Melrose’s Revised Offer actually being 445.5p per share is calculated as the sum of:

	(A)	share consideration of 364.5p calculated as Melrose’s share price of 215.7p as at 12:00 on 12 March 2018 multiplied by the offer exchange ratio of 1.69; and

	(B)	cash consideration of 81p.

1.2
The reference to the Closing Price per Melrose share on 9 March 2018 being 4% higher than that on the previous day is calculated as the percentage change between Melrose’s share price of 224.7p as at close on 9 March 2018 and 216.0p as at close on 8 March 2018.

1.3	The reference to an implied EV / 2017 EBITDA multiple for Aerospace is based on:

	(A)	Melrose’s offer enterprise value of £10,171m, calculated as the sum of:

(i) Melrose’s offer equity value of £7,656m, calculated on the basis of:

(a) the offer comprising 1.69 new Melrose shares and 81p in cash per GKN ordinary share;

(b) the value of the 1.69 New Melrose Shares per GKN ordinary share being 364.5p, calculated based on Melrose’s share price of 215.7p per share as at 12:00 on 12 March 2018;

(c)
1,718,442,520 GKN ordinary shares with voting rights in issue as at 9 March 2018, calculated as 1,726,103,630 GKN ordinary shares in issue less 7,661,110 GKN ordinary shares held by GKN in treasury as at 9 March 2018;

(ii) GKN’s equity to enterprise value adjustments of £2,515m, calculated as:

(a)
the GKN pre-tax IAS 19 pension deficit of £1,504m (as stated on page 23 of the announcement made by GKN on 27 February 2018 entitled “GKN 2017 Results Announcement” (the “GKN 2017 Preliminary Results Announcement”)); plus

(b) GKN net debt of £889m as stated on page 1 of the GKN 2017 Preliminary Results Announcement); plus

(c) provision for minority interests of £39m as set out on page 23 of the GKN 2017 Preliminary Results Announcement; plus

(d)
£83m of aggregated fees and expenses expected to be incurred by GKN in connection with the Melrose offer, as disclosed on page 52 of the response circular sent by GKN to its shareholders on 15 February 2018;

(B)	the illustrative valuation of the Driveline segment of £4,611m, calculated as the sum of:

(i)
consideration for the Driveline segment of £3,794m which is based on the terms of the Proposed Transaction as stated in the announcement made by GKN on 9 March 2018 entitled “Proposed combination of GKN Driveline and Dana” (the “GKN Dana Announcement”) and includes:

(a)
share consideration of $3,620m based on Dana’s closing share price on 9 March 2018 of $27.14 multiplied by the number of new shares issued to GKN shareholders of 133.4m as stated in the GKN Dana Announcement; plus

(b) cash consideration of $1,634m paid to GKN shareholders as stated on page 32 of the GKN Dana Announcement;

(c) the sum of (i) and (ii) are divided by the USD / GBP exchange rate of 1.3850 on 9 March 2018; plus

	(ii)	£818m of pre-tax IAS 19 pension deficit transferred in relation to the Proposed Transaction as set out on page 18 in the GKN Dana Announcement;

(C)	the aggregated fees and expenses expected to be incurred by GKN in connection with the Proposed Transaction of £292m, calculated as the sum of:

	(i)	expected tax costs of approximately £230m in relation to the Proposed Transaction as set out on page 21 of the GKN Dana Announcement; plus

(ii)
expected pension leakage of approximately £62m in relation to the Proposed Transaction as set out on page 23 of the presentation to shareholders entitled ‘Accelerating separation and maximising shareholder value’ presented by GKN on 9 March 2018;

(D)
the reference to an illustrative valuation for the Powder Metallurgy segment is based on a 16.7x trading EV / EBIT multiple based on peers for Powder Metallurgy and calculated in accordance with the below:

	(i)	EV is sourced from FactSet Europe Limited (“FactSet”) and adjusted for pensions and minorities;

	(ii)	the EBIT is sourced from FactSet as at 31 December 2017 or where not available on a reported basis, the latest EBIT prior to 31 December 2017;

	(iii)	the 2017 EV / EBIT multiples are taken as at 9 March 2018;

	(iv)	pensions and minorities are sourced from the last reported full year figures in accordance with FactSet, unless otherwise stated;

	(v)	the 2017 EV / EBIT multiple is calculated by dividing the EV figure by the 2017 EBIT figure;

	(vi)	Powder Metallurgy peers’ 2017 EV / EBIT multiples are shown below and are as at 9 March 2018:

2017 EV / EBIT multiple
Hitachi Metals	11.2x
Castings	13.0x
Bodycote	14.4x
Arconic	15.8x
Kennametal	17.7x
Carpenter	24.0x
ATI	25.2x
OC Oerlikon	27.3x
Median	16.7x

(E)
the illustrative valuation for the Powder Metallurgy segment of £2,088m is based on a 16.7x trading 2017 EV / EBIT multiple (as set out in (D) above) multiplied by the 2017 trading profit of £125m as disclosed in the GKN 2017 Preliminary Results Announcement;

	(F)	the illustrative valuation of GKN’s central costs of £445.5m, which is a negative number, is calculated as:

(i)
unallocated central costs of £27m, calculated as £31m in corporate costs less the £4m charge for the one-off North America Aerospace balance sheet review (each as set out on page 11 of the GKN Preliminary Results Announcement); multiplied by

		(ii)	16.5x, which is the trading profit multiple applied to the Aerospace division as set out in paragraph 5.51 of GKN’s second response circular;

	(G)	the implied Melrose offer EV for GKN Aerospace of £4,210m, calculated as:

		(i)	the Melrose offer EV of £10,171m (as calculated above); less

		(ii)	the illustrative valuation of the Driveline segment of £4,611m (as calculated above); plus

		(iii)	the aggregated fees and expenses expected to be incurred by GKN in connection with the Proposed Transaction of £292m (as calculated above); less

		(iv)	the illustrative valuation for the Powder Metallurgy segment of £2,088m (as calculated above); plus

		(v)	the illustrative valuation of GKN’s central costs of £445.5m (as calculated above);

	(H)	the GKN Aerospace 2017 EBITDA of £438m, calculated as:

		(i)	trading profit before depreciation and amortisation of £330m (as set out on page 26 of the GKN Preliminary Results Announcement); plus

		(ii)	North American balance sheet review adjustments of £108m (as set out on page 26 of the GKN Preliminary Results Announcement); and

	(I)	the implied Melrose offer 2017 EV / EBITDA for GKN Aerospace of 9.6x, calculated as:

		(i)	Implied Melrose offer EV for GKN Aerospace of £4,210m (as calculated above); divided by

		(ii)	GKN Aerospace 2017 EBITDA of £438m (as calculated above).

1.4
The reference to the average EV / LTM EBITDA multiple for precedent Aerospace transactions being 13.6x is based on the transactions set out in Appendix I (5.42) of the GKN’s First Defence Circular released 15 February 2018.

1.5
The reference to 22x is calculated by dividing Melrose’s share price of 215.7p, as per Bloomberg at 12:00 on 12 March 2018, by Melrose’s 2017 underlying earnings per share of 9.8p, as stated in page 1 of Melrose’s results announcement for the financial year ended 31 December 2017 dated 20 February 2018.

1.6
The reference to 14x is calculated by dividing the implied offer price for GKN of 445.5p, based on the Offer comprising 1.69 New Melrose Shares and 81p in cash per GKN Share, by GKN’s 2017 management earnings per share of 31.7p excluding the North American Balance Sheet Review adjustments as stated in GKN’s Preliminary Results Announcement for the year ended 31 December 2017.

Part B

Additional Information

1.       The Company
GKN plc, which is the subject of the Offer, is incorporated and registered in England as a public limited company (registered number 04191106) with its registered office and principal place of business at PO Box 55, Ipsley House, Ipsley Church Lane, Redditch, Worcestershire B98 0TL.

2.       Board’s opinion and Rule 3 advice
The Board’s opinion on the Revised Offer (as announced on 12 March 2018 and contained in the Revised Offer Document) is set out in Part A of this document. The Directors will not be accepting Melrose’s Offer in respect of their own beneficial shareholdings. The substance of the advice received by the Board pursuant to Rule 3 of the City Code is also contained in Part A of this document. Gleacher Shacklock and UBS are providing independent financial advice to the Board for the purposes of Rule 3 of the City Code.

3.       No material change
This document should be read in conjunction with GKN’s first response circular dated 15 February 2018 (the “First Circular”) and GKN’s second response circular dated 12 March 2018 (the “Second Circular”) which are available on GKN’s website at www.gkn.com.

Save as disclosed in this document, the Second Circular or the announcements made by GKN since the date of the First Circular, as at the Latest Practicable Date1, for the purposes of Rule 27.2(a) of the City Code, there have been no material changes: (i) in the information contained in the First Circular which are material in the context of the First Circular; or (ii) to the matters listed in Rule 27.2(c) of the City Code since the publication of the First Circular, being:

(A)	the Directors’ opinion on the Offer and the other matters referred to in Rule 25.2(a) of the City Code;

(B)	the substance of the independent financial advisers’ advice to the Directors in connection with the Offer;

(C)	the financial or trading position of GKN since 27 February 2018 (the date of the latest preliminary statement of annual results of GKN);

(D)	any interests and dealings in relevant securities;

(E)	the service contracts of the Directors;

(F)	any arrangements of the kind referred to in Note 11 on the definition of acting in concert in the City Code;

(G)	material contracts;

(H)	irrevocable commitments and letters of intent;

(I)	post-offer undertakings and post-offer intention statements;

(J)	profit forecasts and quantified financial benefits statements; and

(K)	any fees and expenses (to the extent required under in Rule 25.8 of the City Code).

4.       Responsibility
The Directors accept responsibility for the information contained in this document (including any expressions of opinion) except that the only responsibility accepted by them in respect of the information contained in this document relating to the Melrose Group, which has been compiled from published sources is to ensure that such information has been correctly and fairly reproduced or presented. Subject as aforesaid, to the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

[1]
In respect of the interests and dealings in relevant securities of GKN’s concert parties other than: (i) the Directors and their close relatives and related trusts; and (ii) Dana, the reference to the Latest Practicable Date shall be deemed to be a reference to the business day that is immediately prior to the Latest Practicable Date.

5.      Directors
The Directors as at the date of this document are:

Name	Position
Michael (“Mike”) Turner CBE	Chairman
Anne Stevens	Chief Executive
Mark Josceline (“Jos”) Sclater	Finance Director
Philip (“Phil”) Swash	Chief Executive GKN Driveline
Angus Cockburn	Non-executive Director (senior independent director)
Tufan Erginbilgic	Non-executive Director (independent)
Shonaid Jemmett-Page	Non-executive Director (independent)
Richard Parry-Jones CBE	Non-executive Director (independent)

6.      Disclosure of interests and dealings
6.1
Save as disclosed in paragraphs 6.2, 6.3, 6.4 and 6.5 below, as at the last day of the Disclosure Period, the interests of the Directors and their close relatives and related trusts in GKN relevant securities were unchanged from the interests disclosed in the First Circular.

6.2
On 13 March 2018, 44,552 GKN Shares were released to Jos Sclater (21,014 of which were, as part of settlement of the award, sold to satisfy tax liabilities) and 57,563 GKN Shares were released to Phil Swash (27,150 of which were, as part of settlement of the award, sold to satisfy tax liabilities) under the terms of the GKN Share Incentive and Retention Plan 2015. Settlement of these awards occurred on 16 March 2018.

6.3
Accordingly, as at the last day of the Disclosure Period, Jos Sclater, and his close relatives and related trusts, had an interest in 61,350 GKN relevant securities and Phil Swash, and his close relatives and related trusts, had an interest in 148,424 GKN relevant securities (of which 23,032 GKN relevant securities are beneficially owned by Phil Swash and registered in the name of Equiniti). In addition, as at the last day of the Disclosure Period, Jos Sclater and Phil Swash, and their close relatives and related trusts, held interests in GKN relevant securities as options under GKN’s share plans, as disclosed in paragraph 4.3 of Appendix III to the First Circular, and also held interests in GKN relevant securities as conditional awards under GKN’s share plans, as disclosed in paragraph 4.4 of Appendix III to the First Circular, save that neither Jos Sclater nor Phil Swash, nor their close relatives or related trusts, hold any further interest under any awards granted in 2015 under the Share Incentive and Retention Plan.

6.4
On 16 March 2018, a conditional award under the SEP 2018 over 231,144 GKN Shares was granted to Jos Sclater, a conditional award under the SEP 2018 over 261,193 GKN Shares was granted to Phil Swash and a conditional award under the SEP 2018 over 390,634 GKN Shares was granted to Anne Stevens. In each case, the awards are expected to be released in March 2023, subject to satisfaction of performance conditions. The exact date of the release will depend on the date that GKN’s financial results for the previous year are published, which is not yet known.[1]

6.5
On 16 March 2018, a conditional award under the DBP 2018 over 2,168 GKN Shares was granted to Jos Sclater and a conditional award under the DBP 2018 over 13,228 GKN Shares was granted to Phil Swash. In each case, the awards are expected to be released in February 2020, subject to continued employment. The exact date of the release will depend on the date that GKN’s financial results for the previous year are published, which is not yet known.[1]

7.     No profit forecasts or estimates
Unless expressly stated otherwise, no statement in this document is intended as a profit forecast or estimate for any period.

In accordance with Rule 27.2(d) of the City Code, the Directors confirm that:

(A)	the estimate for the RRSP derived net cash inflow for the year ended 31 December 2017 (the “Cash Flow Estimate”);

(B)	the forecast for the RRSP derived net cash inflow for the year ending 31 December 2018 (the “Cash Flow Forecast”); and

(C)	the forecast for the RRSP derived net cash inflow for the years ending 31 December 2019-2055 (the “Long Run Cash Flow Forecast”),

[1]
The disclosures at paragraphs 5.3(H), 5.4(G) and 5.5(G) of Appendix Ill of the First Response Circular relating to the current share awards held by Anne Stevens, Jos Sclater and Phil Swash should be read as amended by the dealings disclosed in paragraphs 6.4 and 6.5.

each of which are set out in the GKN Aerospace Announcement, remain valid.

Each of KPMG, Gleacher Shacklock, J.P. Morgan Cazenove and UBS has also confirmed to GKN that the report that they previously produced in connection with the Cash Flow Estimate and Cash Flow Forecast (as set out in Parts B and C of Appendix 2 to the GKN Aerospace Announcement) continues to apply.

8.       Quantified Financial Benefits Statements
Unless expressly stated otherwise, no statement in this document is intended as a quantified financial benefits statement.

In accordance with Rule 27.2(d) of the City Code, the Directors confirm that:

(A)
the quantified financial benefits statement arising in connection with Project Boost as set out in Appendix 2 to the GKN Strategy Announcement (together, the “Boost Quantified Financial Benefits Statement”); and

(B)
the quantified financial benefits statement arising in relation to the anticipated cost synergies, capex synergies, associated one-off costs and phasing of both the synergies and/or one-off costs which may arise from the Proposed Transaction as set out in Appendix 3 to the GKN Dana Announcement, (together, the “Synergies Quantified Financial Benefits Statement”),

remain valid.

Each of KPMG, Gleacher Shacklock, J.P. Morgan Cazenove and UBS has confirmed to GKN that the report that they previously produced in connection with the Boost Quantified Financial Benefits Statement (as set out in Parts B and C of Appendix 2 to the GKN Strategy Announcement) continues to apply.

Each of KPMG, Gleacher Shacklock and J.P. Morgan Cazenove has confirmed to GKN that the report that they previously produced in connection with the Synergies Quantified Financial Benefits Statement (as set out in Parts B and C of Appendix 3 to the GKN Dana Announcement) continues to apply.

The Boost Quantified Financial Benefits Statement and the Synergies Quantified Financial Benefits Statement relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies and which may in some cases be subject to consultation with employees or their representatives. The targets, cost savings and efficiency gains referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. For the purposes of Rule 28 of the City Code, the Boost Quantified Financial Benefits Statement and the Synergies Quantified Financial Benefits Statement are the responsibility of GKN and the Directors.

9.       Miscellaneous
9.1
Each of Gleacher Shacklock, J.P. Morgan Cazenove and UBS have given and not withdrawn its written consent to the inclusion in this document of the references to its name and the form and context in which they appear.

9.2	All references to time in this document are to London time unless the context provides otherwise.

10.    Documents available on GKN’s website
Copies of the following documents will be available on GKN’s website at www.gkn.com until the end of the Offer:

(A)	the letter from the Chairman of the Board dated 22 March 2018;

(B)	the documents listed in paragraph 12 of Appendix III of the First Circular;

(C)	the documents listed in paragraph 7 of Appendix II of the Second Circular;

(D)	the consent letters of Gleacher Shacklock, J.P. Morgan Cazenove and UBS referred to in paragraph 9 above; and

(E)	this document.

11.    Date of publication
This document was published on 22 March 2018.

APPENDIX

DEFINITIONS

Terms defined in Part A shall have the meaning given to them in Part A for the purposes of Part A only.

“Board” or “Directors”	the board of directors of GKN;

“Boost Quantified Financial Benefits Statement”	has the meaning given in paragraph 8 of Part B;

“Cash Flow Estimate”	has the meaning given in paragraph 7 of Part B;

“Cash Flow Forecast”	has the meaning given in paragraph 7 of Part B;

“City Code”	the City Code on Takeovers and Mergers;

“Conditions”	the conditions and further terms of the Offer set out in section A of Part 2 of the Offer Document or section 4 of Part 1 of the Revised Offer Document, as applicable;

“Dana”	Dana Incorporated;

“Dana plc” “New Dana” or “Combined Group”	Dana plc, a new company which will be the ultimate parent company of both GKN Driveline and Dana following their combination;

“DBP 2018”	the GKN 2018 Deferred Bonus Plan;

“Dealing Disclosure”	an announcement pursuant to Rule 8 of the City Code containing details of dealings in relevant securities of a party to an Offer;

“Disclosure Period”	the period commencing on 12 January 2018 and ending on the Latest Practicable Date;

“EUR” or “€” or “euro”	the lawful currency of the European Union from time to time;

“FCA”	the Financial Conduct Authority;

“First Circular”	has the meaning given in paragraph 3 of Part B;

“Form of Acceptance”	the form of acceptance and authority relating to the Offer accompanying the Offer Document for use by GKN Shareholders;

“FSMA”	the Financial Services and Markets Act 2000, as amended;

“GBP” or “£” or “pounds”	the lawful currency of the United Kingdom from time to time;

“GKN” or the “Company”	GKN plc, a public limited company incorporated and registered in England with registered number 04191106;

“GKN Aerospace Announcement”	the announcement by GKN entitled “GKN Aerospace: generating value for decades to come” dated 27 February 2018;

“GKN Dana Announcement”	the announcement by GKN entitled “Proposed combination of GKN Driveline and Dana” dated 9 March 2018;

“GKN Driveline”	comprises GKN’s Driveline division, GKN’s 59% shareholding in Zhongyuan Cylinder Liners and its 19.8% shareholding in Nanjing FAYN Piston Ring Co. Limited;

“GKN relevant securities”
relevant securities (such term having the meaning given to it in the City Code in relation to an offeree) of GKN including GKN Shares and any securities convertible into, or carrying rights to subscribe for, GKN Shares;

“GKN Shareholders”	holders of GKN Shares;

“GKN Shares”	the ordinary shares of 10 pence each in the capital of GKN (excluding any shares held by GKN in treasury, unless stated otherwise);

“GKN Strategy Announcement”	the announcement by GKN entitled “Moving GKN to world class financial performance” dated 14 February 2018;

“Gleacher Shacklock”	Gleacher Shacklock LLP;

“Group”	GKN and its subsidiary undertakings from time to time;

“J.P. Morgan Cazenove”	J.P. Morgan Securities plc, which conducts its UK investment banking business as J.P. Morgan Cazenove;

“KPMG”	KPMG LLP;

“Latest Practicable Date”	21 March 2018 (being the latest practicable date prior to the publication of this document);

“Long Run Cash Flow Forecast”	has the meaning given in paragraph 7 of Part B;

“Melrose”	Melrose Industries PLC, a public limited company incorporated and registered in England with registered number 09800044;

“Melrose Group”	Melrose and its subsidiary undertakings from time to time;

“Melrose Shares”	the ordinary shares of 48/7 pence each in the capital of Melrose from time to time;

“New Melrose Shares”	the new Melrose Shares proposed to be issued by Melrose to GKN Shareholders pursuant to the terms of the Offer;

“Offer”
the offer made by Melrose to acquire all of the GKN Shares (other than any GKN Shares held by the Melrose Group) on the terms and subject to the Conditions set out in the Offer Document and the Form of Acceptance and unless stated otherwise, shall be deemed to include references to the Revised Offer;

“Offer Document”	the offer document published by Melrose on 1 February 2018 setting out the terms of the Offer;

“Offer Period”
the period beginning on (and including) 12 January 2018 and ending on the latest of: (i) the time and date on which the Offer becomes or is declared unconditional as to acceptances and (ii) the time and date on which the Offer lapses or is withdrawn (or such other date as the Panel may decide);

“Opening Position Disclosure”	an announcement containing details of interests or short positions in, or rights to subscribe for, any relevant securities of a party to the Offer if the person concerned has such a position;

“Panel” or “Takeover Panel”	the UK Panel on Takeovers and Mergers;

“PRA”	the Prudential Regulation Authority;

“Project Boost” or “Boost”	GKN’s new strategy and transformation plan along with its cash improvement initiative;

“Proposed Transaction”	the agreement between GKN and Dana on the proposed combination of GKN’s Driveline business and Dana to create Dana plc;

“Revised Form of Acceptance”	the form of acceptance and authority relating to the Revised Offer accompanying the Revised Offer Document for use by GKN Shareholders;

“Revised Offer”	the Offer as revised on the terms and subject to the Conditions set out in the Revised Offer Document and the Revised Form of Acceptance, including that the revised terms are final;

“Revised Offer Document”	the revised offer document published by Melrose on 13 March 2018 setting out the terms of the Revised Offer;

“SEC”	US Securities and Exchange Commission;

“Second Circular”	has the meaning given in paragraph 3 of Part B;

“SEP 2018”	the GKN 2018 Sustainable Earnings Plan;

“Synergies Quantified Financial Benefits Statement”	has the meaning given in paragraph 8 of Part B;

“UBS”	UBS Limited;

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland;

“UK Listing Authority”	the FCA (or any successor authority or authorities, as relevant), acting in its capacity as the competent authority for the purposes of Part VI of FSMA;

“US”	the United States of America; and

“USD”, “$” or “dollar”	the lawful currency of the United States of America from time to time.

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